UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

DZS Inc. (f/k/a Dasan Zhone Solutions, Inc.)

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

268211109

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268211109	13D	Page 2 of 8 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value (“Common Stock”) of DZS Inc. (f/k/a/ Dasan Zhone Solutions, Inc.) (the “Issuer”) having its principal executive office at 5700 Tennyson Parkway, Suite 400, Plano, Texas 75024.

Item 2.	Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates VIII, Limited Partnership (“NEA VIII”), New Enterprise Associates 8A, Limited Partnership (“NEA 8A”), New Enterprise Associates 9, Limited Partnership (“NEA 9”); and New Enterprise Associates 10, Limited Partnership (“NEA 10” and collectively with NEA VIII, NEA 8A and NEA 9, the “Funds”);

(b) NEA Partners VIII, Limited Partnership (“NEA Partners VIII”), which is the sole general partner of NEA VIII; NEA Partners 9, Limited Partnership (“NEA Partners 9”), which is the sole general partner of NEA 9; and NEA Partners 10, Limited Partnership (“NEA Partners 10”), which is the sole general partner of each of NEA 8A and NEA 10 (NEA Partners VIII, NEA Partners 9 and NEA Partners 10 being collectively referred to herein as the “Control Entities”); and

(c) Scott D. Sandell (“Sandell”), Michael James Barrett and Peter J. Barris. Sandell is the individual general partner of NEA Partners 10.

The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of each Fund, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.

The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners VIII is to act as the sole general partner of NEA VIII. The principal business of NEA Partners 9 is to act as the sole general partner of NEA 9. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 8A and NEA 10. The principal business of Sandell is to manage the Control Entities, the Funds and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Fund and each Control Entity is a limited partnership organized under the laws of the State of Delaware. Sandell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

Each of the Reporting Persons has ceased to own beneficially five percent or more of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 268211109	13D	Page 3 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:         March 10, 2021

NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By:     NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:                            *

Peter J. Barris

General Partner

NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:                                 *

Peter J. Barris

General Partner

                            *

Peter J. Barris

NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By:     NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                            *

Scott D. Sandell

General Partner

                            *

M. James Barrett

                            *

Peter J. Barris

                             *

Scott D. Sandell

CUSIP No. 268211109	13D	Page 4 of 8 Pages

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:     NEA PARTNERS 9, LIMITED PARTNERSHIP
  General Partner

By:                                 *

Peter J. Barris

General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                                 *

Peter J. Barris

General Partner

                            *

Peter J. Barris

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:     NEA PARTNERS 10, LIMITED PARTNERSHIP

General Partner

By:                            *

Scott D. Sandell

General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                            *

Scott D. Sandell

General Partner

                            *

M. James Barrett

                            *

Peter J. Barris

                             *

Scott D. Sandell

*By:   /s/ Sasha O. Keough

            Sasha O. Keough

            As Attorney-in-Fact

This Amendment No. 13 to Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to Powers of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 268211109	13D	Page 5 of 8 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of DZS Inc. (f/k/a/ Dasan Zhone Solutions, Inc.).

EXECUTED as a sealed instrument this 10th day of March, 2021.

NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP

By:     NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:                            *

Peter J. Barris

General Partner

NEA PARTNERS VIII, LIMITED PARTNERSHIP

By:                                 *

Peter J. Barris

General Partner

                            *

Peter J. Barris

NEW ENTERPRISE ASSOCIATES 8A, LIMITED PARTNERSHIP

By:     NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                            *

Scott D. Sandell

General Partner

                            *

M. James Barrett

                            *

Peter J. Barris

                             *

Scott D. Sandell

CUSIP No. 268211109	13D	Page 6 of 8 Pages

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:     NEA PARTNERS 9, LIMITED PARTNERSHIP
  General Partner

By:                                 *

Peter J. Barris

General Partner

NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                                 *

Peter J. Barris

General Partner

                            *

Peter J. Barris

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:     NEA PARTNERS 10, LIMITED PARTNERSHIP

General Partner

By:                            *

Scott D. Sandell

General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                            *

Scott D. Sandell

General Partner

                            *

M. James Barrett

                            *

Peter J. Barris

                             *

Scott D. Sandell

*By:   /s/ Sasha O. Keough

            Sasha O. Keough

            As Attorney-in-Fact

This Agreement with respect to Amendment No. 13 to Schedule 13D was executed by Sasha Keough on behalf of the individuals listed above pursuant to Powers of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 268211109	13D	Page 7 of 8 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 268211109	13D	Page 8 of 8 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang